KIERAN & CO. INC.

A member of the Ciris International group of companies

Investor Relations

Berkeley Castle
Suite 401
250 The Esplanade
Toronto, Ontario
M5A 1J2

Tel: 416-368-8770
Fax: 416-368-5122
email: jon@cirisint.com

In reference to file # 82-4478

03007798

03 MAR 14 AM 7:21

Date: March 7, 2003.

SUPPL

Mr. Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street North West
Mail Stop 3 – 9
Washington, DC 20549
U S A

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Dear Mr. Dudek,

Herewith is the latest release from the Canadian Western Bank, dated March 6. 2003, for filing as required by Rule 12g3-2(b), titled: "Canadian Western Bank Reports Record First Quarter Earnings; Loan Growth And Credit Quality Remain Strong And Stable; Bank Completes 59th Consecutive Profitable Quarter".

Thank you,

John Kieran

Jon W Kieran
President
Kieran & Co. Inc.

Cc: Tracey Ball
Attachment: 10 pages

dlw 4/7

CANADIAN WESTERN BANK

03 MAR 14 AM 7:21

For Immediate Release: Thursday, March 6, 2003

CANADIAN WESTERN BANK REPORTS RECORD FIRST QUARTER EARNINGS; LOAN GROWTH AND CREDIT QUALITY REMAIN STRONG AND STABLE; BANK COMPLETES 59TH CONSECUTIVE PROFITABLE QUARTER

Edmonton, March 6 – Canadian Western Bank (TSX:CWB) today announced record earnings for the first quarter ended January 31, 2003.

First Quarter Highlights (three months ended January 31, 2003 compared with three months ended January 31, 2002):

- Net income was $9.35 million, an increase of 26%, compared with $7.40 million one year ago and up 21% from the previous quarter.
- Diluted earnings per share were $0.67 ($0.74 basic), an increase of 26%, compared with $0.53 ($0.59 basic) one year ago.
- Loan growth was 15% year over year and up 4% from the previous quarter.
- Net interest margin was 2.68% compared to 2.58%.
- Credit, retail and trust services fees increased a combined $1.3 million or 30% over the first quarter last year and the previous quarter.
- Credit quality remained strong and stable. Provision for credit losses was 0.25% of average loans compared with 0.27% one year ago.
- Efficiency ratio continued to lead the industry and was 46.0% compared with 48.7%.
- Return on assets improved to 0.97% from 0.85%.
- Total assets were $3.92 billion, an increase of 14% from one year ago.

Larry Pollock, President and CEO, said the first quarter was particularly satisfying for the Bank because the strong growth in earnings, assets and the improvement in other key benchmarks was achieved through the continued successful execution of a proven business plan. He added that while the Bank has a strong appetite for acquisition opportunities, the very positive results for the first quarter have all come from organic growth.

Mr. Pollock noted that the Bank anticipates continued internal growth as the year progresses because of the stable economic conditions in western Canada which are benefiting small to mid-sized commercial enterprises, the unique market niche served by the Bank. Equally importantly he added, is that increased recognition of the Bank's "Think Western" brand of service is having a positive effect by helping to grow market share.

He noted that the prime interest rate increase announced early in the week will have an immediate and positive effect on earnings because a major portion of the Bank's loan portfolio is based on prime and, well positioned to benefit from a rising interest rate environment. He also noted that the net interest margin had already recovered and stabilized since the extraordinarily low rate environment seen early last year.

Mr. Pollock also noted that it was gratifying to see the Bank continue to lead the Canadian banking industry with its consistently lower loan loss experience and significantly better efficiency ratio.

Growth and Efficiency

CWB's long history of strong loan growth continued in the first quarter, with loans growing $430 million (15%) over the past twelve months and $126 million (4%) in the quarter. This growth was also reflected in significantly increased fee income. Credit, retail and trust service fee income grew a combined $1.3 million (30%) over both the first quarter last year and the previous quarter. Net interest margin improved to 2.68% in the first quarter from 2.58% one year ago and 2.64% in the previous quarter.

CWB's proven ability to control costs allowed the growth in loans, net interest margin and fee income to translate into significantly increased first quarter earnings. CWB's efficiency ratio improved to 46.0% from 48.7% one year ago and 50.9% in the previous quarter, the best in the industry.

Credit Quality
For over a decade, CWB has had a strong track record of low credit losses and the first quarter was consistent with that performance. The provision for credit losses was 0.25% of average loans, which compares to 0.26% for fiscal 2002 and an average of 0.28% over the past ten years. This level of loan loss provisioning continues to compare very favourably with that of other Canadian banks. Net impaired loans were stable at 0.12% of total loans.

Capital
The Bank's capital position remains strong, with a Tier 1 component of 8.7% and a total ratio of 11.1%.

Branch Development
Plans are well advanced for the relocation and significant upgrading of branches in Grande Prairie and Red Deer, Alberta into new, highly visible premises in CWB's stand-alone, signature style. A sixth branch in the Edmonton area is also being considered.

Corporate Governance
Strong and effective corporate governance is essential to CWB's long-term success and the Bank is confident that its current corporate governance practices meet this objective. Ongoing corporate accountability reforms and the best practices of others are monitored so that the Bank's processes and policies can be refined appropriately.

Outlook
The very positive first quarter results put the Bank firmly on track towards achieving its fiscal 2003 targets, which include net income growth of 15% or better, loan growth of 12% and credit losses of 0.25% or less. As the second quarter unfolds, these targets appear to be fully achievable.

Management's discussion and analysis of operations and financial condition (MD&A) for the quarter is included on the following pages. A more complete discussion of the Bank's business and strategies can be found in the MD&A section of its 2002 Annual Report. We also encourage you to visit the Bank's website (www.cwbank.com) for access to other quarterly information.

Q1 Conference Call
CWB conference call (listen only mode)
Friday, March 7, 2003 at 11:00 am EST (9:00 am mountain time); 416-640-4127
Or toll-free 1-800-814-4861; broadcast live on the Bank's website, www.cwbank.com
The webcast will be archived on our website for 60 days.
A replay of the conference call is available until March 21, 2003 by dialing 416-640-1917 or toll-free 1-877-289-8525 and entering passcode 232748#.

Canadian Western Bank offers highly personalized service through its 27 branch locations and is the largest publicly-traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank specializes in commercial loans, energy loans, construction and real estate project financing, and industrial equipment financing. Retail services include a competitive range of mortgages, consumer loans and deposit products. Canadian Western Trust provides trust services to independent financial advisors, corporations and individuals. A varied range of products and services are offered, including self-directed RRSPs and RRIFs, corporate and group trust services, and commercial real estate financing.

The common shares and the convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of "CWB" and "CWB.DB.A". For more information see company web site at www.cwbank.com.

Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this press release are obtained from the published results of the other publicly-traded Schedule 1 banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements

From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by or on our behalf.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:
Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Jon W. Kieran, Investor Relations
Kieran & Co.
A member of Ciris International Group
Phone: (416) 368-8770
Email: jon@cirisint.com

If you would prefer to receive press releases via email please contact Danijela Panic (danijela@cirisint.com)

FINANCIAL HIGHLIGHTS

(unaudited) ($ thousands, except per share amounts)	For the three months ended January 31 2003	 October 31 2002	 January 31 2002	% change from January 31 2002
Results of operations (teb)				
Net interest income	**$ 25,833**	$ 24,534	$ 21,994	17.5 %
Total revenues	**32,213**	29,870	27,908	15.4
Net income before provision for income taxes	**15,333**	12,728	12,379	23.9
Provision for income taxes	**5,987**	5,001	4,983	20.1
Net income	**9,346**	7,727	7,396	26.4
Return on common shareholders' equity	**13.2%**	11.2%	11.5%	14.8
Return on average total assets	**0.97%**	0.82%	0.85%	14.1
Earnings per common share				
Basic	**$ 0.74**	$ 0.61	$ 0.59	25.4
Diluted	**0.67**	0.56	0.53	26.4
Efficiency ratio	**46.0%**	50.9%	48.7%	(5.5)
Per Common Share				
Dividends	**$ 0.23**	$ 0.00	$ 0.20	15.0 %
Book value	**22.45**	21.97	20.44	9.8
Closing market value	**26.05**	25.75	29.00	(10.2)
Common shares outstanding (thousands)	**12,707**	12,659	12,615	0.7
Balance Sheet and Off-Balance Sheet Summary				
Assets	**$ 3,924,270**	$ 3,828,162	$ 3,452,641	13.7 %
Loans	**3,375,060**	3,248,747	2,944,796	14.6
Deposits	**3,496,445**	3,429,071	3,059,948	14.3
Debentures	**57,126**	57,126	67,126	(14.9)
Shareholders' equity	**285,222**	278,087	257,809	10.6
Assets under administration	**1,203,226**	1,166,489	963,000	24.9
Capital Adequacy				
Tier 1 ratio	**8.7%**	8.8%	9.1%	(4.4) %
Total ratio	**11.1%**	11.4%	12.2%	(9.0)

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the interim consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Effective Dated Clearing

An operational change was implemented in the first quarter of fiscal 2003 to record cheques and other items cleared on the last day of the month in individual customer accounts on the same date. Prior to this change, items cleared on the last day of the month did not affect individual customer accounts until the first day of the following month. The financial statement impact of the change is that Cash Resources no longer includes cheques and other items in transit and customer notice and demand deposit accounts have been reduced by the clearing.

This management's discussion and analysis of operations and financial condition (MD&A) for the first quarter of fiscal 2003 should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2003, included herein, and the audited consolidated financial statements and MD&A for the year ended October 31, 2002 included on pages 25 through 64 of the 2002 Annual Report. Except as discussed below, all other factors discussed and referred to in the MD&A for fiscal 2002 remain substantially unchanged.

OVERVIEW

The Bank achieved record earnings in the first quarter of 2003, its 59th consecutive quarter of profitability. Net income for the quarter of $9.35 million was up 26% from $7.40 million in the first quarter of 2002 and up 21% from $7.73 million in the fourth quarter of last year. The improvement in net income was the result of continued strong loan growth, an improved net interest margin, increased fee income and improving efficiency.

Diluted earnings per share were $0.67 ($0.74 basic) this quarter, an increase of 26% over $0.53 ($0.59 basic) one year ago and 20% over $0.56 ($0.61 basic) in the previous quarter. Return on assets was 0.97% compared to 0.85% for the first quarter of 2002 and 0.82% in the previous quarter, while return on shareholders' equity was 13.2% compared to 11.5% for the same quarter last year and 11.2% in the previous quarter.

NET INTEREST INCOME

Net interest income (teb) increased 17% over the same quarter last year and 5% over the previous quarter. Contributing to this increase was continued strong loan generation, which was reflected in the 13% increase in average interest earning assets from one year ago and 4% from the previous quarter. Also contributing to the increase in net interest income, was the improvement in net interest margin to 2.68% this quarter, compared to 2.58% in the first quarter last year and 2.64% in the previous quarter. Margins have stabilized after being compressed in the first half of 2002 when interest rates reached record lows. The Bank currently has a positive interest rate gap, which means that an increase in the prime rate will result in an increase in net interest income, as the Bank's assets will reprice faster than its liabilities.

CREDIT QUALITY

Credit quality remained strong and stable. Net impaired loans represented 12 basis points of total loans this quarter, compared to 12 basis points one year ago and 13 basis points at the end of the previous quarter. Gross impaired loans of approximately $35 million were virtually unchanged from the previous quarter.

The allowance for credit losses at January 31, 2003 totalled $30.8 million. Of this amount, $6.3 million was allocated to specific provisions, compared to $7.3 million last year and $7.2 million in the previous quarter. The general allowance was $24.5 million, up from $22.1 million at January 31, 2002 and $23.8 million at October 31, 2002. Relative to risk-weighted assets, the general allowance was 74 basis points compared with 78 basis points one year ago and 76 basis in the previous quarter.

The first quarter provision for credit losses of $2.1 million represented 25 basis points of average loans, compared to 27 basis points for the first quarter last year and 26 basis points for all of last year. Net new specific provisions (i.e. excluding the increase in the general allowance for credit risk) for the quarter represented 16 basis points of average loans on annualized basis, compared to 18 basis points for fiscal 2002. This level of provisioning continues to compare very favourably to that of other Canadian banks.

OTHER INCOME

Other income was $6.4 million in the first quarter, an increase of 8% over the same quarter last year and up 20% from the previous quarter. Credit related fees for the quarter were very strong at $3.5 million, compared to $2.5 million in each of the first and fourth quarters last year. Retail services income increased 22% compared to one year ago and 7% over the previous quarter. Trust services fees continue to be a strong growth area, with an increase of 23% over the same quarter last year and 31% over the previous quarter. These increases over the same quarter last year were offset by a $811,000 decrease in gains on securities sales. The gains realized in the first quarter last year helped to ease the impact the compressed net interest margin was having on net income. As at January 31, 2003, unrealized gains in the securities portfolio totalled $2.1 million, compared to $1.9 million one year ago.

NON-INTEREST EXPENSES

Non-interest expenses were $14.8 million, an increase of $1.2 million or 9% over the same quarter last year. Approximately one third of the increase over last year relates to accruals for incentive-based compensation because of strong first quarter results. In contrast, no accruals were made in the first quarter last year. The remainder of the increase primarily relates to higher staffing levels which resulted from increased business activity at existing branches.

The Bank's efficiency ratio, which already outperforms the Canadian banking industry, improved to 46.0% this quarter from 48.7% one year ago and 50.9% in the previous quarter. Effective November 1, 2002, the Bank adopted the new provisions of Section 3870 "Stock-based Compensation and Other Stock Based Payments" of the Canadian Institute of Chartered Accountants' Handbook. As encouraged by the standard, the estimated fair value of stock options granted to employees on or after November 1, 2002 has been expensed. The impact in the quarter was $27,000 in additional salary expense with an offsetting credit to contributed surplus. There was no measurable impact on earnings per share for the first quarter.

INCOME TAXES

The effective tax rate for fiscal 2003 is expected to be approximately 39% on a taxable equivalent basis, which is consistent with fiscal 2002.

BALANCE SHEET

Total assets grew 14% to $3,924 million from one year ago, while total loans increased $430 million or 15% to $3,375 million. Loan growth for the quarter was strong at $126 million or 4%. Branch generated average deposits for the quarter increased 11% in the past year, while the lower cost

demand and notice component increased 20%. There are no intangible assets or goodwill recorded on the balance sheet.

Off-balance sheet assets include trust assets under administration which increased to $1,203 million at January 31, 2003, up 25% from one year ago and 3% from October 31, 2002. Other off-balance sheet items relate to industry standard credit instruments (guarantees and standby letters of credit and commitments to extend credit) and financial instruments (primarily interest rate swaps) used to reduce interest rate risk. More detailed information on the nature of these off-balance sheet financial instruments is provided in Notes 13(a) and 17 of the 2002 Annual Report. The Bank has no special purpose entities.

CAPITAL FUNDS

Capital funds, consisting of shareholders' equity and subordinated debentures, reached $342 million at January 31, 2003, compared to $325 million one year ago and $335 million last quarter. Retained earnings, net of dividends, and proceeds from the exercise of stock options accounted for the majority of the increases in capital funds. These increases were offset by the redemption in fiscal 2002 of two conventional subordinated debentures at their face value of $5 million each.

Book value at January 31, 2003 was $22.45 per share compared to $20.44 one year ago. The capital adequacy ratio, the ratio of regulatory capital to risk-weighted assets, remains strong with a Tier 1 component of 8.7% and a total ratio of 11.1%, compared to 9.1% and 12.2% one year ago. CWB's Tier 1 capital is of the highest quality, comprised entirely of common shareholders' equity. This capital structure positions the Bank well to pursue growth opportunities as they arise, as significant new growth can be financed by issuing Tier 2 capital only.

YEAR TO DATE PERFORMANCE COMPARED TO TARGETS

The performance targets established for this fiscal year are presented in the table below together with actual financial performance for the first quarter (Q1) of fiscal 2003 on an annualized basis. For the growth targets, performance for the first quarter over the same quarter last year is also presented in the table below.

CWB's financial performance in the first quarter puts the Bank firmly on track to achieve its targets for fiscal 2003.

	2003 Target	Q1 2003 Performance Annualized	Q1 2003 Versus Q1 2002
Net income growth	15% or greater	26%	26%
Total revenue (teb) growth	12-15%	14%	15%
Loan growth	12%	16%	15%
Credit losses			
Total provision for credit losses	0.25% or less	0.25%	
Net new specifics only		0.16%	
Efficiency ratio (teb)	50% or less	46.0%	
Return on assets	0.88% or greater	0.97%	

INTERIM CONSOLIDATED STATEMENT OF INCOME

(unaudited) ($ thousands, except per share amounts)	For the three months ended January 31 2003	 October 31 2002	 January 31 2002	% change from January 31 2002
Interest Income				
Loans	**$ 52,742**	$ 51,271	$ 47,938	10.0 %
Securities	**2,883**	2,750	3,193	(9.7)
Deposits with regulated financial institutions	**795**	973	1,014	(21.6)
	56,420	54,994	52,145	8.2
Interest Expense				
Deposits	**30,587**	30,328	29,604	3.3
Debentures	**842**	842	997	(15.5)
	31,429	31,170	30,601	2.7
Net Interest Income	**24,991**	23,824	21,544	16.0
Provision for credit losses	**2,055**	1,935	1,935	6.2
Net Interest Income after Provision for Credit Losses	**22,936**	21,889	19,609	17.0
Other Income				
Credit related	**3,459**	2,452	2,542	36.1
Retail services	**1,143**	1,072	940	21.6
Trust services	**1,016**	778	828	22.7
Foreign exchange gains	**270**	345	291	(7.2)
Other	**492**	688	1,313	(62.5)
	6,380	5,335	5,914	7.9
Net Interest and Other Income	**29,316**	27,224	25,523	14.9
Non-interest Expenses				
Salaries and employee benefits	**9,094**	9,352	7,966	14.2
Premises and equipment	**2,689**	2,724	2,722	(1.2)
Other expenses	**2,644**	2,724	2,547	3.8
Provincial capital taxes	**398**	406	359	10.9
	14,825	15,206	13,594	9.1
Net Income before Provision for Income Taxes	**14,491**	12,018	11,929	21.5
Provision for income taxes	**5,145**	4,291	4,533	13.5
Net Income	**$ 9,346**	**$ 7,727**	**$ 7,396**	**26.4 %**
Weighted average common shares outstanding	**12,678,158**	12,655,937	12,584,053	0.7 %
Weighted average diluted common shares	**14,772,911**	14,725,835	14,779,130	(0.0)%
Earnings per Common Share				
Basic	**$ 0.74**	$ 0.61	$ 0.59	25.4 %
Diluted	**$ 0.67**	$ 0.56	$ 0.53	26.4 %

The accompanying notes are an integral part of the interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(unaudited) ($ thousands)		As at January 31 2003		As at October 31 2002		As at January 31 2002	% change from January 31 2002
ASSETS							
Cash Resources							
Cash	$	**2,014**	$	1,928	$	1,810	11.3 %
Deposits with regulated financial institutions		**176,909**		132,038		144,446	22.5
Cheques and other items in transit		**-**		53,911		57,687	(100.0)
		178,923		187,877		203,943	(12.3)
Securities							
Issued or guaranteed by Canada		**167,842**		174,409		83,520	101.0
Issued or guaranteed by a province or municipality		**77,382**		88,394		95,606	(19.1)
Other securities		**79,471**		82,816		76,479	3.9
		324,695		345,619		255,605	27.0
Loans (net of allowance for credit losses)							
Securities purchased under resale agreements		**78,691**		66,431		53,436	47.3
Residential mortgages		**600,060**		602,107		553,554	8.4
Other		**2,696,309**		2,580,209		2,337,806	15.3
		3,375,060		3,248,747		2,944,796	14.6
Other							
Land, buildings and equipment		**13,729**		13,749		15,582	(11.9)
Other assets		**31,863**		32,170		32,715	(2.6)
		45,592		45,919		48,297	(5.6)
Total Assets	**$**	**3,924,270**	**$**	**3,828,162**	**$**	**3,452,641**	**13.7 %**
LIABILITIES AND SHAREHOLDERS' EQUITY							
Deposits							
Payable on demand	$	**89,108**	$	115,783	$	87,014	2.4 %
Payable after notice		**408,823**		438,231		414,623	(1.4)
Payable on a fixed date		**2,998,514**		2,875,057		2,558,311	17.2
		3,496,445		3,429,071		3,059,948	14.3
Other							
Cheques and other items in transit		**21,329**		-		-	100.0
Other liabilities		**64,148**		63,878		67,758	(5.3)
		85,477		63,878		67,758	26.2
Subordinated Debentures							
Conventional		**3,126**		3,126		13,126	(76.2)
Convertible		**54,000**		54,000		54,000	0.0
		57,126		57,126		67,126	(14.9)
Shareholders' Equity							
Capital stock		**145,880**		145,203		144,611	0.9
Contributed surplus		**27**		-		-	100.0
Retained earnings		**139,315**		132,884		113,198	23.1
		285,222		278,087		257,809	10.6
Total Liabilities and Shareholders' Equity	**$**	**3,924,270**	**$**	**3,828,162**	**$**	**3,452,641**	**13.7 %**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited) ($ thousands)			For the thee months ended January 31, 2003		January 31, 2002
Capital Stock					
Balance at beginning of period		$	**145,203**	$	143,942
Common shares issued					
Exercise of employee stock options			**677**		669
Balance at end of period			**145,880**		144,611
Contributed Surplus					
Balance at beginning of period			**-**		-
Amortization of fair value of employee stock options	(Note 2)		**27**		-
Balance at end of period			**27**		-
Retained Earnings					
Balance at beginning of period			**132,884**		108,320
Net income for the period			**9,346**		7,396
Dividends			**(2,915)**		(2,518)
Balance at end of period			**139,315**		113,198
Total Shareholders' Equity		**$**	**285,222**	**$**	**257,809**

The accompanying notes are an integral part of the interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited) ($ thousands)	For the three months ended January 31 2003	 January 31 2002
Cash Flows from Operating Activities		
Net income	$ **9,346**	$ 7,396
Adjustments to determine net cash flows		
Provision for credit losses	**2,055**	1,935
Depreciation and amortization	**755**	785
Future income taxes, net	**129**	700
Gain on sale of securities, net	**(489)**	(1,300)
Accrued interest receivable and payable, net	**7,199**	3,680
Current income taxes payable, net	**(4,513)**	(9,791)
Cheques in transit	**21,329**	-
Other items, net	**(2,212)**	(1,687)
	33,599	1,718
Cash Flows from Financing Activities		
Deposits, net	**67,374**	17,641
Dividends	**(2,915)**	(2,518)
Common shares issued	**677**	669
	65,136	15,792
Cash Flows from Investing Activities		
Loans, net	**(128,368)**	(60,091)
Interest bearing deposits with regulated financial institutions, net	**(48,445)**	64,824
Securities, purchases	**(184,860)**	(299,351)
Securities, maturities	**161,911**	82,116
Securities, sale proceeds	**44,362**	231,303
Land, buildings and equipment, net	**(735)**	(352)
	(156,135)	18,449
(Decrease) Increase in Cash and Cash Equivalents	**(57,400)**	35,959
Cash and Cash Equivalents at Beginning of Period	**61,520**	43,452
Cash and Cash Equivalents at End of Period *	**$ 4,120**	**$ 79,411**
* Represented by:		
Cash resources per Consolidated Balance Sheet	$ **178,923**	$ 203,943
Less interest bearing deposits with regulated financial institutions	**174,803**	124,532
Cash and Cash Equivalents at End of Period	**$ 4,120**	**$ 79,411**
Supplemental Disclosure of Cash Flow Information		
Amount of interest paid in the period	$ **24,741**	$ 28,981
Amount of income taxes paid in the period	**9,658**	13,635

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation
These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002 as set out on pages 46 to 64 of the Bank's 2002 Annual Report. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the consolidated financial statements for the year ended October 31, 2002, except as explained in Note 2 below.

2. Change in Accounting Policy – Stock-Based Compensation
Effective November 1, 2002, the Bank adopted the requirements of the Canadian Institute of Chartered Accountants accounting standard on stock-based compensation. As encouraged by the standard, the fair value based method has been adopted to account for stock options granted to employees on or after November 1, 2002. The estimated fair value is recognized over the applicable vesting period as an increase to both salary expense and contributed surplus. When options granted on or after November 1, 2002 are exercised, the proceeds received and the applicable amount in contributed surplus will be credited to capital stock. For options granted prior to November 1, 2002, the Bank continues to follow the accounting policy under which no expense is recognized. When these options are exercised, the proceeds received are credited to capital stock.

In the first quarter of 2003, salary expense of $27 has been recognized relating to the estimated fair value of options granted in the quarter. The fair value of options granted in the quarter was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 4.3%, (ii) expected option life of 4.0 years, (iii) expected volatility of 22%, and (iv) expected dividends of 1.8%. The weighted average fair value of options granted was estimated at $4.74 per share.

3. Outstanding Share Data
During the first quarter of 2003, 109,735 employee stock options were granted with a weighted average exercise price of $26.34 per share. Of the options granted this quarter, 90,000 (105,000 authorized) are subject to shareholder and Toronto Stock Exchange approval.

As at February 28, 2003 the Bank had 12,708,650 common shares outstanding. In addition, there were two outstanding debentures with a combined principal amount of $54,000 that are convertible into a total of 1,799,344 common shares and employee stock options that have been issued which are or will be exercisable into 1,182,572 common shares (1,223,571 authorized) for proceeds of $23,764.

4. Comparative Figures
Certain of the comparative figures have been reclassified to conform to the current period's presentation.

SHAREHOLDER INFORMATION

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Regional Office
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (604) 685-2081
Fax: (604) 669-6069
Website: www.cwt.ca

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB
Convertible Debenture Symbol: CWB.DB.A

Transfer Agent and Registrar
Computershare Trust Company of Canada
Suite 600, 530 8th Avenue SW
Calgary, AB T2P 3S8
Telephone: (800)-564-6253
Fax: (403) 267-6529

Investor Relations
For further financial information contact:
Office of the Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8865
Fax: (780) 423-8899

Jon W. Kieran
Kieran & Co.
A member of Ciris International Group
Telephone: (416) 368-8770
Fax: (416) 368-5122

or visit our website at www.cwbank.com/investor_info.

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com/investor_info

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast took place on Friday, March 7, 2003 at 9:00 am MT. The webcast will be archived on our website at www.cwbank.com/investor_info for sixty days. A replay of the conference call is available until March 21, 2003 by dialing toll-free (877) 289-8525 and entering passcode 232748#.